SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
                Under the Securities Act of 1934
                         Amendment No. 3


                       MYCOGEN CORPORATION
                    (NAME OF SUBJECT COMPANY)


Common Stock, par value $.001 per share (Including the Associated Rights)
                 (TITLE OF CLASS OF SECURITIES)


                          628452 10 4
                         (CUSIP Number)


John Scriven               J. Pedro Reinhard        Louis W. Pribila
Vice President and         President                Vice President, Secretary
General Counsel            Rofan Services Inc.      and General Counsel
The Dow Chemical Company   2030 Dow Center          DowElanco
2030 Dow Center            Midland, MI  48674       9330 Zionsville Road
Midland, MI  48674         (517)636-1000            Indianapolis, IN  46268
(517)636-1000                                       (317)337-3000


          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        December 2, 1996
     (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b) (3) or (4), check the following box  [ ].


       Check the following box if a fee is being paid with the statement [ ].



                      CUSIP No. 628452 10 4

_________________________________________________________________


1)     Name of Reporting Persons
       S.S. OR I.R.S. Identification Nos. of Above Persons

               The Dow Chemical Company (#38-1285128)
               Rofan Services Inc. (#38-2853855)
               DowElanco (#35-17811118)




2)    Check the Appropriate Box if a Member of a Group  (a) [ ]
                                                        (b) [ ]

_________________________________________________________________

3)     SEC Use Only

_________________________________________________________________


4)     Source of Funds
       WC

_________________________________________________________________

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to
     Item 2(d) OR 2 (e)                                     [ ]

_________________________________________________________________

6)   Citizenship or Place of Organization

               The Dow Chemical Company - Delaware
               Rofan Services Inc. - Delaware
               DowElanco - Indiana







_________________________________________________________________

Number of Shares     7)  Sole Voting Power             15,911,802
Beneficially Owned   8)  Shared Voting Power                    0
by Each Reporting    9)  Sole Dispositive Power        15,911,802
Person With         10)  Shared Dispositive Power               0
_________________________________________________________________
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person                    15,911,802

_________________________________________________________________


12)  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                     [ ]

_________________________________________________________________

13)  Percent of Class Represented by Amount in Row (11)     51.8%

_________________________________________________________________

14)  Type of Reporting Person

     The Dow Chemical Company           CO
     Rofan Services Inc.                CO
     DowElanco                          PN


       This Amendment No. 3 is being filed to note the increase in the reporting persons' ownership from 47.3% to 51.8%. It amends the original Schedule 13D filed by the reporting persons on January 25, 1996, as amended by Amendment No. 1 filed on February 26, 1996 and by Amendment No. 2 filed on June 7, 1996 (the "Schedule 13D"). All defined terms used but not otherwise defined herein have the meanings assigned to those terms in the
Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

       Item 3 is hereby amended by adding the following paragraph to the end thereof.

       DowElanco obtained the funds required to effect the transactions reported in Amendment No. 3 to Schedule 13D from working capital and other internal sources.


Item 4.       Purpose of Transaction.

       This Item 4 is hereby amended by adding the following information to the end of the designated parts thereof.

        (a)  Since the filing of Amendment No. 2 to the Schedule
13D, DowElanco has purchased a number of shares in open market transactions. Those transactions are summarized in the following table:

              Shares of
  Date      Common Stock    Price/Share     Total Price

 6/5/96       7,500         $17.8750        $134,062.50
 6/6/96      10,000          17.8750         178,750.00
 6/7/96      10,000          17.8750         178,750.00
 6/12/96      5,000          17.8750          89,375.00
 6/14/96      5,000          17.8750          89,375.00
 7/15/96     22,500          14.2500         320,625.00
 7/16/96     10,000          14.2500         142,500.00
 7/23/96     20,000          15.2500         305,000.00
 7/24/96     20,000          15.0940         301,876.00
 7/30/96     10,000          15.7500         157,500.00
10/25/96     20,000          15.5000         310,000.00
10/28/96     10,000          15.5000         155,000.00
10/29/96      5,000          15.5000          77,500.00
10/30/96     15,000          15.7500         236,250.00
10/31/96      5,000          15.7500          78,750.00
 11/1/96      5,000          15.7500          78,750.00
11/11/96     22,500          16.3333         367,499.25
11/15/96     25,000          16.7500         418,750.00
11/18/96     12,500          16.8750         210,937.50
11/21/96      5,000          16.6250          83,125.00
11/22/96    137,700          16.7500       2,306,475.00
11/25/96     35,000          16.6960         584,374.00

On December 2, 1996, DowElanco purchased directly from Pioneer Overseas Corporation, an Iowa Corporation ("Pioneer"), 1,000,000 shares of Common Stock at a purchase price of $16.75 per share. The purpose of the acquisition is to allow DowElanco to obtain control of Mycogen's board of directors under the Exchange and Purchase Agreement and to take a more active role in the development and protection of Mycogen's technology rights. Mycogen had informed DowElanco of a proposed stock acquisition and technology transaction with a third party that in DowElanco's view would have impaired Mycogen's technology rights. Although Mycogen informed DowElanco that Mycogen had rejected the transaction, DowElanco feared that the transaction would be revived in modified form.

(d) Because DowElanco, as of December 2, 1996, beneficially owns a majority of the outstanding shares of Common Stock, DowElanco is immediately entitled, under the Exchange and Purchase Agreement, to majority representation on Mycogen's board of directors. Four of the nine members of the board of directors presently are DowElanco designees. DowElanco has advised Mycogen of DowElanco's right to majority board representation and will take whatever steps are necessary to enforce that right. Because Mycogen's by-laws limit the size of the board to nine members, DowElanco has asked Mycogen to arrange for the resignation of one director to allow DowElanco's designee to be elected. DowElanco intends to designate Louis W. Pribila for election to Mycogen's board as DowElanco's additional director designee. DowElanco has also proposed the possibility of amending Mycogen's by-laws to increase the size of the board to eleven at some point in the future.


Item 5.       Interest in Securities of the Issuer.

       Parts (a), (b), (d) and (e) of this Item 5 are hereby amended in their entirety by replacing such sections with the indicated texts. Part (c) of Item 5 is hereby amended by adding the noted text to the end thereof:

       (a) DowElanco owns, and TDCC and Rofan indirectly own, an aggregate of 15,911,802 shares of Common Stock which represent approximately 51.8% of the total outstanding shares of Common
Stock.

       (b) DowElanco has, and TDCC and Rofan indirectly have, the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such 15,911,802 shares of Common Stock.

       (c) Since the filing of Amendment No. 2 to Schedule 13D, DowElanco has purchased (i) 417,700 shares of Common Stock in open market transactions for an aggregate purchase price of $6,805,224.25 and (ii) 1,000,000 shares of Common Stock in a private transaction with Pioneer for an aggregate purchase price of $16,750,000. Both transactions are more fully described in
Item 4, Part (a) hereto.

       (d) None of TDCC, Rofan, DowElanco or their respective affiliates is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock other than the 15,911,802 shares of Common Stock acquired by DowElanco.

       (e)  Not applicable









                            SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 1996

          THE DOW CHEMICAL COMPANY

          By:    /s/ William S. Stavropoulos
          Name:  William S. Stavropoulos
          Title:     President and CEO


          ROFAN SERVICES INC.

          By:    /s/ J. Frank Whitley, Jr.
          Name:  J. Frank Whitley, Jr.
          Title:    Vice President


          DowElanco

          By:    /s/ Louis W. Pribila
          Name:  Louis W. Pribila
          Title:    Vice President, Secretary and General Counsel